Li He Partner +852 2533 3306 li.he@davispolk.com	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners
Karen Chan ** Yang Chu ** James C. Lin * Gerhard Radtke *	Martin Rogers ** Miranda So * James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

September 15, 2023

Re:	YXT.COM GROUP HOLDING LIMITED (CIK: 0001872090)

Responses to the Staff’s Comments on the Amendment No. 6 to Draft Registration Statement on Form F-1 Submitted April 5, 2023

Confidential

Asaf Barouk

Christine Dietz

Alexandra Barone

Jan Woo

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of YXT.COM GROUP HOLDING LIMITED (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 2, 2023 on the Company’s amendment No.6 to draft registration statement on Form F-1 confidentially submitted on April 5, 2023 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

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Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Amendment No. 6 to Draft Registration Statement on Form F-1

General

1.

We note that the Company offers corporate learning solutions that are subscription based, non-subscription based, as well as software developed for others through non-subscription based solutions. Please tell us the amount of R&D recognized by the Company associated with the development of each learning solution. Also, please provide the relevant GAAP references supporting recognition of R&D associated with each learning solution revenue stream.

In response to the Staff’s comment, the Company respectfully advises the Staff that its research and development expenses recorded are principally the expenses related to its technology of corporate learning platform. The detailed illustrations by revenue streams are as follows:

The corporate learning platform is used to support both subscription based and non-subscription based revenue streams presented in the financial statement. The Company respectfully clarifies with the Staff that the software used in its corporate learning platform is developed for internal use, rather than to be sold, leased or otherwise marketed, and customers do not take possession or control of the software. Therefore, since the platform software is used by/within the Company to provide software as a service (“SaaS”) to customers, the Company accounts for internal-use software development costs related to corporate learning platform in accordance with ASC 350-40 “Internal-use software.”

As technology is the backbone of its business, the Company continues to identify opportunities for improvements in technology infrastructure and applications for corporate learning platform. The Company closely attends to the needs of customers and responds to their feedback and requests through providing new features to existing functions. The Company took significant efforts on conceptual formulation, evaluation and final selection of requests for development from significant number of requests received from various customers. These requests generally led to significant improvements that provide additional functionalities to the corporate learning platform, such as learning module integration and learning data analysis. The majority of the projects were developed within a short period of time, and the internal costs incurred in application development stage that were subject to capitalization according to ASC 350-40-25 were not material. RMB233.1 million and RMB305.5 million were recorded as research and development expenses according to ASC 350-40-25 and ASC 730-10-15 for the years ended December 31, 2021 and 2022, respectively. For routine maintenance costs incurred during post implementation-operation stage, RMB27.5 million and RMB33.8 million were recorded as cost of revenue for the years ended December 31, 2021 and 2022, respectively.

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As for the online and offline courses, the Company took efforts on discovering new contents and potential course topics for its wide range of customers. The expenses related to these efforts were recorded as research and development expenses under ASC 730-10-15, which amounted to RMB10.9 million and RMB6.6 million for the years ended December 31, 2021 and 2022, respectively. The majority of such costs related to the instructors’ compensations for teaching for online courses, including video recording and delivery of offline courses, in the amount of RMB26.6 million and RMB26.3 million, which were recorded in cost of revenue for the years ended December 31, 2021 and 2022, respectively. The online course licenses directly purchased from third parties were capitalized as intangible assets, and the amortization was also recorded in the cost of revenue.

The Company believes the research and development expenses discussed above are appropriately classified under GAAP as “research and development costs” for purposes of FASB ASC Topic 730. As such, these expenses qualify as “research and development expenses” as defined in Rule 3a-8(b)(9) under the 1940 Act.

For the “Others” revenue stream, the Company respectfully clarifies with the Staff that, the Company does have a small business where the Company sells customized software to customers. The revenue recognized for this part of the business is immaterial, representing only 0.7% and 1.3% of the total revenue in 2021 and 2022, respectively. Costs incurred for this software customization business are accounted for in accordance with ASC 985-20 “Software – Costs of Software to Be Sold, Leased, or Marketed”. In addition, as the aforementioned software customization business is based on separate software developed before 2018, the technological feasibility stage of the software has already passed, and the Company did not record any additional research and development expenses separately for the years ended December 31, 2021 and 2022. However, the Company may incur additional development costs related to the specific customization for the customers. The Company capitalizes such additional development costs under ASC 985-20, which are thereafter amortized to cost of revenues. These additional development costs were not material for the years ended December 31, 2021 and 2022.

Also, the Company respectfully clarifies that the accounting policies of “Cost of Revenues,” “Research and Development” and “Internal-Use Software Development Costs” have been updated and reflected in the Revised Draft Registration Statement, which are also listed below for reference.

“Cost of revenue includes certain direct costs associated with delivering the Group’s corporate learning platform and includes costs for hosting and bandwidth, depreciation and amortization of long-lived assets used in the provision of SaaS service, cost of self-made courses’ development and amortization of purchased content library, rental expenses for office space, personnel-related costs associated with the Group’s customer support team and engineering team that is responsible for maintaining the Group’s service availability and security of its platform, and other contract fulfilment costs.

Research and development expenses are principally related to our technology of corporate learning platform which consists mainly of employee-related cost for research and development personnel, third-party cloud infrastructure expenses and professional fees incurred for research and development purposes, rental expenses, and depreciation expenses associated with the equipment used for research and development functions and other expenses incurred for courses designing.

The Group recognizes internal-use software development costs related to our technology of corporate learning platform, including related software and mobile applications in accordance with ASC 350-40 “Internal-use software”. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred. Costs that are directly attributable to the development of the software in the application development stage are capitalized.”

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2.

The Company indicated that “ASC Topic 985-20-25-1 clarifies and confirms that the costs of developing an issuer’s computer software products… are indeed ‘research and development costs’ for purposes of ASC Topic 730”. You disclose that the Company’s subscription-based services generally do not provide customers with the right to take possession of the software supporting the platform. Accordingly, it appears that your subscription-based services do not meet the criteria of ASC 985-20-15-5 to be in the scope of ASC 985-20 and would alternatively be in the scope of ASC 350-40. Please further clarify how you have considered the guidance in ASC 350-40 to capitalize or expense costs associated with your subscription based service offering.

Please refer to the Company’s response to the comment 1 above.

3.

The Company has disclosed that research and development expenses consist principally of research and development activities including employee-related costs for personnel engaged in content development and technology development, consulting services, rental expenses for office space and other costs associated with product development efforts. Please clarify how the Company determined whether such expenses represented cost of revenues or R&D. Please cite the relevant GAAP guidance. In addition, to the extent that you consider content creation to be part of R&D, please describe whether such expenses relate to existing cloud-based learning platform subscriptions and clarify if the company considers such expenses to be cost of revenues or R&D, citing the relevant GAAP guidance.

Please refer to the Company’s response to the comment 1 above.

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If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Pun Leung (Anthony) Liu (liaobl@yxt.com), Chief Financial Officer

YXT.COM GROUP HOLDING LIMITED

Mr. Yi Gao, Esq., Partner

Simpson Thacher & Bartlett LLP

Mr. Derek Shao, Partner

PricewaterhouseCoopers Zhong Tian LLP

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